UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 23, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or the “company”)

HARMONY DELIVERS PHASE 1 OF KAREERAND TSF EXTENSION ON TIME AND WITHIN BUDGET

Company to benefit fully from higher gold price after final delivery into streaming contract at Mine Waste Solutions

Johannesburg. Wednesday, 23 October 2024. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) is pleased to confirm that the final delivery has been made into the streaming agreement between Franco-Nevada and Mine Waste Solutions (MWS) on 23 October 2024 (quarter 2 of financial year 2025).

With this contract completed, MWS's average gold price received will increase and will now be in line with market prices. Consequently, MWS's free cash flow would increase by more than R1 billion on an annualised basis, assuming the current spot rand per kilogram gold price.

Furthermore, Phase 1 of the Kareerand tailings storage facility (TSF) expansion project has been commissioned and delivered on time and within budget. This increased storage capacity will enable the continued re-mining of old tailings in the region and extend MWS’s life of mine by 15 years to 2040. This facility has been constructed in line with the guidelines of the Global Industry Standards on Tailings Management and now covers an area of 900 hectares in total.

The broader expansion plans for MWS also included the addition of a fourth processing stream, increasing plant throughput capacity from 25 to 28 million tonnes annually. As a result, gold production at MWS is forecast to average approximately 110 000 ounces per annum over the life of this operation.

We have guided for a further R1.2 billion in major capital expenditure to be deployed at MWS in FY25 as we complete phase 1 of the extension. A total of R2.3 billion was allocated to the TSF extension project in FY24 and FY25, with the bulk being used to complete phase 1.

The phase 2 scope of work entails completing all outstanding aspects related to the construction of the entire area covered by the Kareerand TSF. This includes the installation of the necessary infrastructure and services to reticulate the tailings for cyclone deposition. While phase 1 (55% of the project) involved preparing the low-lying basin of the facility, phase 2 (45%) applies to the north-western side of the basin. Phase 2 is scheduled to be completed and commissioned by the end of the 2025 calendar year, after which operating free cash flow margins will be further boosted.

“The conclusion of the Franco-Nevada streaming contract will allow MWS to fully deliver on the value of its production and contribute meaningfully to the broader Harmony group. This project will be repaid within 3 years. The profitability of this operation more than justifies the capital invested at Mine Waste Solutions. Expanding our surface retreatment business is in line with our strategy to invest in low-cost, high-margin quality ounces,” noted Harmony’s CEO, Peter Steenkamp.

Background of the streaming agreement:

Harmony's subsidiary, Chemwes, the owner of the MWS operation, entered a contract with Franco-Nevada Barbados (Franco-Nevada), where Franco-Nevada was entitled to receive 25% of all the gold produced through MWS at a predetermined price. As part of the acquisition of Mponeng and related assets on 1 October 2020, MWS was included in the transaction. Harmony assumed the obligations determined in the Franco-Nevada contract and delivered the outstanding 100 686 ounces.

The contract was a streaming agreement that commenced on 17 December 2008. Franco-Nevada paid US$125 million upfront for the right to purchase 25% of the gold production through MWS for a fixed amount of consideration until the balance of the gold cap is delivered. The gold cap was a provision included in the contract, which stipulated the maximum quantity of gold to be sold to Franco-Nevada over the term of the agreement. It was calculated that the gold would be delivered throughout the original life of the mine and would terminate once the required gold had been delivered. The consideration for the contract was determined as the lower of the quoted spot gold price as per the London Metals Exchange, or US$400 per ounce, adjusted with an annual escalation adjustment.

Conference call and additional information:

Harmony will host a call today, 23 October 2024, at 14h00 (South African Standard Time) to discuss the MWS TSF extension project and completion of the streaming contract. If you would like to register for the call, please contact Memory Johnstone at Memory@rasc.co.za to obtain a Teams link to the call.

For more information on the Kareerand TSF expansion project, watch this video: https://youtu.be/eQlVx-HdKnM

See our fact sheet here: https://www.harmony.co.za/wp-content/uploads/2024/10/factsheet-2024-mws-kareerand-expansion-project.pdf

Ends.
For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
23 October 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 23, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director